UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of September 2009

Hellenic Telecommunications Organization S.A.

 (Translation of registrant's name into English)

99 Kifissias Avenue

GR 15181 Amaroussion

Athens, Greece

 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒      Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐      No  ☒

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

ANNOUNCEMENT

Athens, September 4, 2009 – The Greek full-service telecommunications provider OTE SA announces that as of September 7, 2009 Mrs Maria Rontogianni assumes the position of Chief Internal Audit Officer.

Mr Kosmas Liaros, who held the position of Chief Internal Audit Officer from 2007 to date, is leaving the company.

Short CV of Mrs Rontogianni

Mrs Maria Rontogianni holds a BA in Public Accounting and Marketing from Forham University, New York. She has worked in the auditing (in various industries), regulatory and consulting fields for fifteen years. She started off her carrier with the National Future Association, the independent regulatory authority for US time deposit transactions and options. She moved to investment banking, where she dealt with emerging markets, foreign exchange and goods market, as Vice President of JP Morgan (New York) and later on for the private bank JPM. Upon returning to Athens she worked as consultant for Andersen Consulting before assuming the position of Internal Auditor at Lamda Development (a member of the Latsis Group of companies), a listed company in the Athens Stock Exchange, which operates in the real estate market. At Lamda Development she monitored projects and procedures related to the development of the real estate market. During her last-held position (before OTE) as Chief Internal Audit and Revenues Assurance Officer at WIND Telecommunications, she headed the Internal Audit department and developed the procedures and tools necessary for Risk Management and Revenues Assurance. Throughout her carrier she has been involved with the recruitment and development of human resources.

About OTE

OTE Group is Greece's leading telecommunications organization and one of the pre-eminent players in Southeastern Europe, providing top-quality products and services to its customers.

Apart from serving as a full service telecommunications group in the Greek telecoms market, OTE Group has also expanded during the last decade its geographical footprint throughout South East Europe, acquiring stakes in the incumbent telecommunications companies of Romania and Serbia, and establishing mobile operations in Albania, Bulgaria and Romania. At present, companies in which OTE Group has an equity interest employ over 33,000 people in five countries, and our portfolio of solutions ranges from fixed and mobile telephony to Internet applications, satellite, maritime communications and consultancy services.

Listed on the Athens Stock Exchange, the company trades under the ticker HTO as well as on the New York Stock Exchange under the ticker OTE. In the U.S., OTE’s American Depository Receipts (ADR’s) represents ½ ordinary share.

Additional Information is also available on http://www.ote.gr.

Contacts:

OTE:

Dimitris Tzelepis - Head of Investor Relations

Tel: +30 210 611 1574, Email: dtzelepis@ote.gr

Maria Kountouri - Assistant to the Head of Investor Relations

Tel: +30 210 611 5381, Email: mkountouri@ote.gr

Nektarios Papagiannakopoulos - Senior Financial Analyst, Investor Relations

Tel. +30 210 611 7593, Email: npapagiannakopoulos@ote.gr

Christina Hadjigeorgiou - Financial Analyst, Investor Relations

Tel: +30 210 611 1428, Email: cchatzigeo@ote.gr

Dimitris Tsatsanis - Financial Analyst, Investor Relations

Tel: +30 210 611 6071, Email: dtsatsanis@ote.gr

Daria Kozanoglou - Senior Communications & Regulatory Affairs Officer,

Investor Relations

Tel: +30 210 611 1121, Email: nkozanoglou@ote.gr

Eftychia Tourna - Communications & Regulatory Affairs Officer, Investor Relations

Tel: +30 210 611 7236, Email: etourna@ote.gr

Eleni Agoglossaki - Communications & Regulatory Affairs Officer, Investor Relations

Tel: +30 210 611 7880, Email: eagoglossak@ote.gr

Forward-looking statement

Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect the Company's future financial results are discussed more fully in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC"), including the Company's Annual Report on Form 20-F for 200 8 filed with the SEC on June 30 , 200 9 .. OTE assumes no obligation to update information in this release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hellenic Telecommunications Organization S.A.

Date: September 4, 2009

By :/s/ Iordanis Aivazis

 Name: Iordanis Aivazis

 Title: Chief Operating Officer